Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

Central Fund responds to Sprott application to the Alberta Court

(March 9, 2017) Central Fund of Canada Limited (the "Corporation" or “Central Fund”) (TSX: CEF.A (Cdn.$) and CEF.U (U.S.$) and NYSE MKT:CEF), established in 1961, announced today that it has received an application (“Application”) filed in the Court of Queen’s Bench of Alberta (the “Court”) by 1891868 Alberta Ltd., for an order approving a proposed arrangement pursuant to section 193 of the Alberta Business Corporations Act involving the Corporation, its shareholders and Sprott Physical Gold and Silver Trust, a newly formed trust (“Trust”) managed by Sprott Asset Management LP (“Sprott”), a wholly owned subsidiary of Sprott Inc. (TSX:SII). 1891868 Alberta Ltd., which purports to hold 1,586,000 Class A non-voting shares (“Class A Shares”) of the Corporation, being 0.6% of the Class A shares, is a wholly-owned subsidiary of Sprott.

If the Application is successful, it could result in the Corporation’s shareholders, including holders of its Common shares and Class A shares, being asked to vote on a Plan of Arrangement which, if approved, would result in such shareholders having their shares exchanged for trust units of the newly formed Trust. The date for the hearing of the Application has yet to be determined.

The Corporation has not yet had the opportunity to review the entirety of the Application which it will do in consultation with its Board of Directors (the “Board”) and with the benefit of such legal and financial advice as it deems necessary. The Board will provide further guidance to shareholders once its review has been completed. In the meantime, holders of Class A shares and Common shares of the Corporation are advised that no action is required at this time.

In commenting on the Sprott Application, Stefan Spicer, Chairman, President and CEO of the Corporation said “Today’s announcement is the latest in a series of actions and applications to the Alberta Court by Sprott and its affiliates which have the ultimate purpose of converting Central Fund and/or its assets to a Sprott managed fund. Sprott’s previous applications have each been denied by the Court and today’s Sprott announcement is a continuation of its campaign of corporate harassment and intimidation against the Corporation and its ongoing disparagement of the Board and the administrator of Central Fund in an attempt to gain control of the Corporation and its assets. This latest application to the Court is an attempt to utilize the arrangement provisions of the Alberta corporate legislation in a manner contrary to the accepted practice for approval of Plans of Arrangement, the basis of which is generally a consensual agreement between willing parties. This is nothing more than a hostile attempt to take-over management of Central Fund and its property.”

About the Corporation

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At March 8, 2017, the Class A shares of Central Fund were backed 99.9% by gold and silver bullion. The Class A shares may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com              Website: www.centralfund.com

Telephone: 905-648-7878